SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 27 2008
DIVISION OF MARKET REGULATION

SECUR 08032394 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/30/07 (MM/DD/YY) AND ENDING 06/27/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ernst & Young Corporate Finance (Canada) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Bay Street, P.O. Box 251, Ernst & Young Tower
(No. and Street)

Toronto	Ontario	M5K 1J7
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dona Gilbertson 416-943-2407
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Zeifmans LLP
(Name – *if individual, state last, first, middle name*)

201 Bridgeland Avenue	Toronto	Ontario	M6A 1Y7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

10/29/08

OATH OR AFFIRMATION

I, Anthony Ianni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ernst & Young Corporate Finance (Canada) Inc., as of June 27, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President

Title

Notary Public DONA GILBERTSON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 27, 2008

(expressed in U.S. Dollars)

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

AUDITORS' REPORT ON STATEMENT OF FINANCIAL CONDITION

To the Directors of
Ernst & Young Corporate Finance (Canada) Inc.

We have audited the accompanying Statement of Financial Condition of Ernst & Young Corporate Finance (Canada) Inc. (the "Company") as at June 27, 2008 prepared in accordance with Rule 17a-5(d)(2) of the Securities Exchange Act of 1934. This financial information is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material mistatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of the Company as at June 27, 2008 in accordance with Rule 17a-5(d)(2) of the Securities Exchange Act of 1934.

This Statement of Financial Condition is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified users or for any other purposes.

The statement of financial condition as at June 29, 2007 was audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 27, 2007.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 21, 2008

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.
(Incorporated Under the Laws of Ontario)
STATEMENT OF FINANCIAL CONDITION
AS AT JUNE 27, 2008
(with comparative figures as at June 29, 2007)
(expressed in U.S. Dollars)

ASSETS

	2008	2007
CURRENT		
Cash	$ 632,141	$ 786,078
Due from affiliate (note 3)	-	20,165
Income taxes recoverable	125,355	86,367
Goods and services tax recoverable	17,625	16,665
TOTAL ASSETS	$ 775,121	$ 909,275

LIABILITIES

	2008	2007
CURRENT		
Accounts payable and accrued liabilities	$ 62,831	$ 48,858
Due to affiliate (note 3)	15,843	-
TOTAL LIABILITIES	78,674	48,858

STOCKHOLDER'S EQUITY

	2008	2007
COMMON SHARES (note 5)	738,373	738,373
RETAINED EARNINGS (DEFICIT)	(41,926)	122,044
TOTAL STOCKHOLDER'S EQUITY	696,447	860,417
	$ 775,121	$ 909,275

ON BEHALF OF THE BOARD

DIRECTOR

DIRECTOR

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

1. BASIS OF PRESENTATION

Ernst & Young Corporate Finance (Canada) Inc. (the "Company") was incorporated on November 12, 2002 under the Business Corporations Act of Ontario and commenced operations on October 23, 2003 as a licensed member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is registered with the United States Securities and Exchange Commission (the "SEC") as a broker-dealer. The Company is wholly-owned by EY Advisory Services Inc.

The Company's principal activities include providing customized financing, tax advice and facilitation of financing information to companies engaged in cross-border business activities. The Company does not carry securities accounts for customers or perform custodial actions for customer's securities.

The Company's fiscal year end date is determined as the Friday closest to June 30. In the current year, the year end date was June 27, 2008 and in fiscal 2007 the closest Friday to June 30 fell on June 29, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General -

The Company's accounting policies are in accordance with United States generally accepted accounting principles ("GAAP") and are applied consistently.

(b) Income taxes -

Income taxes are accounted for under Statement of Financial Accounting Standard No. 109 *Accounting for Income Taxes*. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial reporting and tax bases of assets and liabilities and available loss carry forwards. A valuation allowance is established to reduce tax assets if it is more likely than not that all or some portions of such deferred tax assets will not be realized.

(c) Revenue recognition -

Revenue is recognized as earned, on a time and materials basis, as the work is performed and services are provided.

(d) Measurement uncertainty -

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, due from affiliate, accounts payable, accrued liabilities and due to affiliate. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency and credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted. The Company's cash is held by one financial institution.

Cash on deposit with banks at June 27, 2008 exceeded federally insured limits.

4. RELATED PARTY TRANSACTIONS

On March 1, 2003, the Company and Ernst & Young Orenda Corporate Finance Inc. ("EYOCF"), a company under common control, entered into a Services Agreement (the "Agreement") whereby the Company engaged EYOCF to provide certain services on the Company's behalf. The agreement was amended effective July 1, 2005 (the "Amended Agreement"). In accordance with the Amended Agreement, payment for the services in each fiscal year shall be based on an amount equal to time spent charged at agreed upon rates as defined in the amended agreement. As at June 27, 2008, the balance due to EYOCF was offset with the amount due to the Company from EYOCF, in accordance with the Amended Agreement, and the net balance is included under "Due to Affiliate". The amount is unsecured, non-interest bearing and due on demand.

The Company services EYOCF clients through a subcontract arrangement with EYOCF, whereby the Company charges EYOCF based on an amount equal to time spent at agreed upon rates as defined in the Amended Agreement. Accordingly, the Company is economically dependent on EYOCF.

These transactions were in the normal course of operations and have been recorded at the exchange amount as agreed to by the parties.

5. COMMON SHARES

The Company has an unlimited number of authorized common shares, of which 738,373 are issued.

6. NET CAPITAL REQUIREMENT

As a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and member of the FINRA, the Company is subject to the SEC's Uniform Net Capital rule 15c3-1 (the "Rule") of the Act. The Company has elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. Net capital and aggregate debit items arising from customer transactions change from day to day. As of June 27, 2008, the Company had net capital of $553,467 (2007 - $737,220), which exceeded minimum net capital requirements by $303,467 (2007 - $487,220).

ERNST & YOUNG CORPORATE FINANCE (CANADA) INC.

DERIVATIVE REPORT BY THE AUDITORS

JUNE 27, 2008

ZEIFMANS LLP
CHARTERED ACCOUNTANTS

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS

201 Bridgeland Avenue
Toronto, Ontario M6A 1Y7
Tel: (416) 256-4000
Fax: (416) 256-4001
Email: info@zeifmans.ca
www.zeifmans.ca

DERIVATIVE REPORT BY THE AUDITORS

To the Directors of
Ernst & Young Corporate (Canada) Inc.

We have audited the financial statements of Ernst & Young Corporate Finance (Canada) Inc. as at June 27, 2008 and for the year then ended, and reported theron under date of July 21, 2008.

Pursuant to the requirements of Rule 17a-5(g)(1) of the Securities Exchange Act of 1934 ("Rule"), we are required to report to you any material inadequacies found to exist in the accounting system, the internal accounting controls and the procedures for safeguarding securities during the aforementioned audit. For the purposes of understanding the nature of our reporting to you under the Rule, we have used the interpretations included in Rule 17a-5(g)(1)-(3) of the Securities Exchange Act of 1934 inclusive as well as the guidance regarding Derivative Reports included in the Canadian generally accepted auditing standard's Assurance and Related Services Guideline 13 ("AuG-13"), "Special Reports on Regulated Financial Institutions". We also understand that practices and procedures that accomplish the objectives referred to in the Rule are considered by the Securities and Exchange Commission ("SEC") to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

The Company's management is responsible for establishing and maintaining internal control and the practices and procedures referred to in the Rule. In fulfilling this reponsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the Rule and to assess whether those practices and procedures can be expected to achieve their stated objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against the loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. The Rule also lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

During the course of the aforementioned financial statement audit, based on the interpretations referred to above, we noted no material inadequacies in the accounting system, the internal accounting controls and the procedures for safeguarding securities.

A financial statement audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. No procedures have been carried out in addition to those necessary to form an opinion on the financial statements.

In addition, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not consider the practices and procedures followed by the Company in any of the following areas:

1. Making the quarterly securities examinations, counts, verifications and comparisons;
2. Recordation of differences required by Rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

This report has been prepared in accordance with the applicable guidance on Derivative Reports included in AuG-13, issued by the Canadian Institute of Chartered Accountants, is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified users or for any other purposes.

Zeifmans LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Ontario
July 21, 2008

END

ZEIFMANS
LLP
CHARTERED ACCOUNTANTS